EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Income (loss) from continuing operations before tax	$405.5	$(94.2)	$439.6	$264.7	$208.6
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.2)	0.9	(1.4)	1.3	5.7
Amortization of capitalized interest	4.6	4.1	1.8	1.4	1.2
Interest expense	38.2	41.9	44.4	42.3	49.0
Interest portion of rental expense	8.0	8.5	8.7	7.5	5.0

Earnings (loss)	$456.1	$(38.8)	$493.1	$317.2	$269.5

Interest	$38.9	$43.7	$47.4	$48.0	$52.3
Interest portion of rental expense	8.0	8.5	8.7	7.5	5.0

Fixed Charges	$46.9	$52.2	$56.1	$55.5	$57.3

Ratio of Earnings to Fixed Charges	9.72	(0.74)	8.79	5.72	4.70